[Letterhead of GAETA & EVESON, P.A.]

November 19, 2008

VIA EDGAR AND EMAIL

Attn: Mr. Justin Dobbie

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 4561

Washington, DC 20549

Re:	Carolina Bank Holdings, Inc., Greensboro, North Carolina

Preliminary Proxy Statement on Schedule 14A

Filed October 28, 2008

File No. 000-31877

Dear Mr. Dobbie:

This letter is submitted on behalf of our client, Carolina Bank Holdings, Inc., Greensboro, North Carolina (the “Registrant”) pursuant to the above-referenced filing under the Securities Exchange Act of 1934 (the “Exchange Act”) and is intended to respond to the Staff’s oral comments regarding such filing.

Specifically, we have enclosed an updated draft of the Registrant’s proxy solicitation materials, revised to reflect the Staff’s request that the Registrant provide additional pro forma financial information and specifically incorporate by reference its annual report on Form 10-K for the year ended December 31, 2007 and its quarterly report on Form 10-Q for the quarter ended September 30, 2008.

In connection with the above, the Registrant acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure and its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in helping the Registrant to enhance the disclosure contained in its filings under the Exchange Act.

Very truly yours,

GAETA & EVESON, P.A.

/s/ Todd H. Eveson
Todd H. Eveson

cc:	Mr. Robert T. Braswell

Mr. T. Allen Liles

Mr. Jeff Watkins

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